919 Third Avenue New York, NY 10022 212 935 3000 mintz.com

August 8, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Myra Moosariparambil and Kimberly Calder, Office of Energy & Transportation

Re:	Monterey Capital Acquisition Corporation

Form 10-K for the Year Ended December 31, 2022

Filed April 20, 2023

File No. 001-41389

Ladies and Gentlemen:

We are submitting this letter on behalf of Monterey Capital Acquisition Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated August 2, 2023 (the “Comment Letter”) from the Division of Corporation Finance, Office of Energy & Transportation, to Bala Padmakumar, Chief Executive Officer of the Company, relating to the above-referenced Form 10-K for the year ended December 31, 2022.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

Form 10-K for the Year Ended December 31, 2022

General

Comment 1: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in all future periodic filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response and confirm that you will provide these disclosures in your future periodic filings.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

August 8, 2023

Response 1: The Company respectfully acknowledges the Staff’s comment and submits that Monterrey Acquisition Sponsor, LLC (the “Sponsor”), is a Delaware limited liability company with a principal place of business in California. Further, the managing member of the Sponsor is Bala Padmakumar, a U.S. person and resident of California. Four members of the Sponsor, who collectively own approximately 5% of the Sponsor, are non-U.S. persons. Such persons are not managing members and do not have any control over the Sponsor. Subject to the other parties involved in a potential initial business combination, the Company does not believe that any of the aforementioned facts or relationships regarding the Sponsor would, by themselves, subject a potential initial business combination to regulatory review, including review by the Committee on Foreign Investment in the United States (“CFIUS”), nor does the Company believe that if such a review were conceivable that, based solely on such facts or relationships, such a potential initial business combination ultimately would be prohibited. However, in the event a potential initial business combination were to become subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as CFIUS, the Company plans to include a risk factor in appropriate future filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Please do not hesitate to call me at (212) 692-6732 or Jeffrey Cohan of this firm at (212) 692-6710 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

Jeffrey Schultz

cc:	Securities and Exchange Commission
Myra Moosariparambil
Kimberly Calder

Monterey Capital Acquisition Corporation
Bala Padmakumar

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey Schultz
Jeffrey Cohan